November 17, 2011
VIA FEDEX AND EDGAR

Re:	The Carlyle Group L.P.
Registration Statement on Form S-1
File No. 333-176685
Chambre Malone, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Ms. Malone:
     On behalf of The Carlyle Group L.P., we enclose for your review revised executive compensation disclosure that includes information for 2010, Carlyle’s most recently completed fiscal year. We also provide a hard copy of the revised disclosure that has been marked to show changes from that included under the caption “Executive Compensation” in the above-referenced Registration Statement, as filed on September 6, 2011.
     Please do not hesitate to call me at 212-455-3986 with any questions regarding the revised disclosure or any further comments you may have regarding this filing.
Very truly yours,
/s/ Joshua Ford Bonnie
Joshua Ford Bonnie

cc:	Securities and Exchange Commission
     Pamela Long, Esq.
     Nudrat Salik
     Jeanne Baker

The Carlyle Group L.P.
     Jeffrey W. Ferguson, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
     Jennifer A. Bensch, Esq.
Phyllis G. Korff, Esq.

Executive Compensation

Compensation Discussion and Analysis

Compensation Philosophy

Our business as an alternative asset management firm is dependent on the services of our named executive officers and other key employees. Among other things, we depend on their ability to find, select and execute investments, oversee and improve portfolio company operations, find and develop relationships with fund investors and other sources of capital and provide other services essential to our success. Therefore, it is important that our key employees are compensated in a manner that motivates them to excel and encourages them to remain with our firm.

Our compensation policy has three primary objectives: (1) establish a clear relationship between performance and compensation, (2) align long-term incentives with our fund investors and common unitholders and (3) comply with applicable laws and regulations.

We believe that the key to achieving these objectives is an organized, unbiased approach that is well understood, responsive to changes in the industry and the general labor market, and, above all, flexible and timely. We seek to pursue these objectives to the extent that our financial situation and other factors permit.

Our senior Carlyle professionals and other key employees invest a significant amount of their own capital in or alongside the funds we advise. These investments are funded with cash and not with deferral of management or incentive fees. In addition, these individuals may be allocated a portion of the carried interest or incentive fees payable in respect of our investment funds. We believe that this approach of seeking to align the interests of our key employees with those of the investors in our funds has been a key contributor to our strong performance and growth. We also believe that continued equity ownership by our named executive officers once we are a public company will result in significant alignment of their interests with those of our common unitholders.

Our chairman, Daniel A. D’Aniello and our two co-chief executive officers, William E. Conway, Jr. and David M. Rubenstein, are our founders and co-principal executive officers. We refer to our founders, together with Peter H. Nachtwey, our former chief financial officer, Glenn A. Youngkin, our chief operating officer, and Jeffrey W. Ferguson, our general counsel, as our “named executive officers.” Mr. Nachtwey’s employment with us ended in the fourth quarter of 2010, and Mr. Youngkin served as our interim principal financial officer from October 2010 until March 2011. Effective on March 28, 2011, Adena T. Friedman became our principal financial officer.

With the exception of our employment agreement with Ms. Friedman described below under “— Employment Agreement with Ms. Friedman,” we do not have employment agreements with any of our executive officers. Our founders have entered into non-competition and non-solicitation agreements with us described below under “— Summary Compensation Table — Founders’ Non-Competition and Non-Solicitation Agreements” and are also subject to certain limitations on cash compensation pursuant to commitments made to CalPERS and Mubadala described below under “— Compensation Elements — Annual Cash Bonuses.”

Compensation Elements

The primary elements of our compensation program are base salary, annual cash bonuses and long-term incentives, such as the ownership of carried interest. We believe that the elements of compensation for our named executive officers serve the primary objectives of our compensation program. However, we intend to periodically review the compensation of our named executive officers, and we may make changes to the compensation structure relating to one or more named executive officers based on the outcome of such reviews from time to time.

Base Salary.  For 2010, Mr. Ferguson was paid an annual base salary of $262,500 and each of our other named executive officers was paid an annual base salary of $275,000. We believe that the base salary of our named executive officers should typically not be the most significant component of total compensation. Our founders determined that these were sufficient minimum base salaries for our named executive officers.

Annual Cash Bonuses.  For 2010, our named executive officers were awarded cash bonuses, part of which were paid in December 2010 and the balance of which were paid in March 2011. The amounts of these bonuses were $3,401,750 for each of our founders, $2,750,000 for Mr. Youngkin and $1,000,000 for Mr. Ferguson. These amounts were recommended by Mr. D’Aniello and were approved by all three of our founders. The subjective factors that contributed to the determination of the bonus amounts included an assessment of the performance of Carlyle and the investments of the funds that we advise, the contributions of the named executive officer to our development and success during 2010 and the named executive officer’s tenure at his level. More specifically, in assessing Mr. Conway’s performance and individual contributions, we considered his service as the firm’s Chief Investment Officer, leadership of the investment process and decisions by our Corporate Private Equity and Global Market Strategies segments, which executed a significant number of successful investments in 2010 and his work in overseeing the management of the existing investment portfolio during this period. In assessing Mr. D’Aniello’s performance and individual contributions, we considered his service as the Chief Investment Officer for our Real Assets funds and his role in overseeing all administrative operations of our firm. In assessing Mr. Rubenstein’s performance and individual contributions, we considered his oversight of our investor relations team and the capital commitments to our funds that were raised during the year and his leadership on the strategic direction of the firm. In assessing Mr. Youngkin’s performance and individual contributions, we considered his significant efforts in leading the expansion of our investment platform through acquisitions, oversight of our business on a global basis and his role as interim Chief Financial Officer. Finally, in assessing Mr. Ferguson’s performance and individual contributions, we considered his oversight of our global legal and compliance functions as well as the tax department and his role with respect to the strategic initiatives undertaken by the firm. Mr. Nachtwey received a bonus of $1,500,000 for 2010 pursuant to our contractual arrangements with him. The amounts of the annual bonuses paid to our founders were limited to $3,401,750 pursuant to a commitment that we made to CalPERS at the time of their investment in our firm in 2001. CalPERS sought this limitation to ensure that the interests of our founders would be aligned with their own. When Mubadala later invested in our firm in 2007, they sought, and received, the same commitment.

Carried Interest.  The general partners of our carry funds typically receive a special residual allocation of income, which we refer to as a carried interest, from our investment funds if investors in such funds achieve a specified threshold return. While the Parent Entities own controlling equity interests in these fund general partners, our senior Carlyle professionals and other personnel who work in these operations directly own a portion of the carried interest in these entities, in order to better align their interests with our own and with those of the investors in these funds. Following the reorganization described in “Ownership Structure,” these individuals will own approximately 45% of any carried interest in respect of investments made by our carry funds, with the exception of our energy and renewable resources funds, where we will retain essentially all of the carry to which we are entitled under our arrangements with Riverstone. Pursuant to commitments we made to CalPERS and Mubadala at the times of those institutions’ investments in our firm, our founders own all of their equity interests in our firm through their ownership interests in the Parent Entities and, accordingly, do not own carried interest at the fund level, but instead benefit, together with our other equity owners, from the carried interest and other income that is retained by the firm through our founders’ ownership interests in the Parent Entities. In addition, we generally seek to concentrate the direct ownership of carried interest in respect of each carry fund among those of our professionals who directly work with that fund so as to align their interests with those of our fund investors and of our firm.

Carried interest, if any, in respect of any particular investment is only paid in cash when the underlying investment is realized. To the extent any “giveback” obligation is triggered, carried interest previously distributed by the fund would need to be returned to such fund. Our professionals who receive direct allocations of carried interest at the fund level are personally subject to the “giveback” obligation, pursuant to which they may be required to repay carried interest previously distributed to them, thereby reducing the amount of cash received by such recipients for any such year. Because the amount of carried interest payable is directly tied to the realized performance of the underlying investments, we believe this fosters a strong alignment of interests among the investors in those funds and the professionals who are allocated direct carried interest, and thus will indirectly benefit our unitholders.

The percentage of carried interest owned at the fund level by individual professionals varies by year, by investment fund and, with respect to each carry fund, by investment. Ownership of carried interest is also subject to a range of vesting schedules. Vesting serves as an employment retention mechanism and enhances the alignment of interests between the owner of a carried interest allocation and the firm and the limited partners in our investment funds.

Post-IPO Equity Compensation Expense.  As discussed under “Organizational Structure,” at the time of this offering our existing owners will contribute to the Carlyle Holdings partnerships equity interests in our business in exchange for partnership units of Carlyle Holdings. As described below under “— Vesting; Minimum Retained Ownership Requirements and Transfer Restrictions,” approximately     % of the Carlyle Holdings partnership units received by our existing owners who are our employees as a result of the reorganization will not be vested and, with specified exceptions, will be subject to forfeiture if the employee ceases to be employed by us prior to vesting. Accordingly, following this offering, we will recognize expense for financial statement reporting purposes in respect of the unvested Carlyle Holdings partnership units received by our personnel, including the named executive officers. The aggregate grant date fair value of such units for purposes of Financial Accounting Standards Board Accounting Standards Codification Topic 718, “Compensation — Stock Compensation” (“ASC Topic 718”) will appear in the Stock Awards column of the Summary Compensation Table reporting compensation for the year in which this offering occurs.

Summary Compensation Table

The following table presents summary information concerning compensation paid or accrued by us for services rendered in all capacities by our named executive officers during the fiscal year ended December 31, 2010.

Pursuant to applicable accounting principles, for financial statement reporting purposes we have historically recorded salary and bonus payments to our senior Carlyle professionals, including our named executive officers, as distributions in respect of their equity ownership interests and not as compensation expense. However, following this offering, the salary and bonus payments to our senior Carlyle professionals, including our named executive officers, will be reflected as compensation expense in our financial statements and we have reflected these amounts in the applicable columns of the Summary Compensation Table below even though they are not recorded as compensation expense in our historical financial statements.

Similarly, we have reported in the All Other Compensation column amounts that represent an amount of compensation expense (positive or negative) that would have been recorded by us on an accrual basis in respect of carried interest allocations to executive officers at the level of the general partners of our funds if we had been accounting for such carried interest allocations as compensation expense for the fiscal year ended December 31, 2010. These amounts do not reflect actual cash carried interest distributions to our named executive officers. This expense may be negative in the event of a reversal of previously accrued carried interest due to negative adjustments in the fair value of a carry fund’s investments. The ultimate amounts of actual carried interest distributions that may be earned and subsequently distributed to our named executive officers may be more or less than the amounts indicated in the Summary Compensation Table and are not determinable at this time.

				All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Compensation ($)(1)	Total ($)

William E. Conway, Jr.,
Founder and Co-Chief Executive Officer
(co-principal executive officer)	2010	275,000	3,401,750	6,125(2)	3,682,875
Daniel A. D’Aniello,
Founder and Chairman
(co-principal executive officer)	2010	275,000	3,401,750	6,125(2)	3,682,875
David M. Rubenstein,
Founder and Co-Chief Executive Officer
(co-principal executive officer)	2010	275,000	3,401,750	6,125(2)	3,682,875
Peter H. Nachtwey
(former principal financial officer)(3)	2010	275,000	1,500,000	1,141,625(4)	2,916,625
Glenn A. Youngkin,
Managing Director,
Corporate Planning and Development
(former interim principal financial officer)(3)	2010	275,000	2,750,000	27,716,095(5)	30,741,095
Jeffrey W. Ferguson	2010	262,500	1,000,000	3,928,139(6)	5,190,639

(1)	As discussed above, pursuant to commitments we made to CalPERS and Mubadala at the times of those institutions’ investments in our firm, our founders own all of their equity interests in our firm through their ownership interests in the Parent Entities and, accordingly, do not directly own carried interest at the fund level, but instead benefit, together with our other equity owners, from the carried interest and other income that is retained by the firm through our founders’ ownership interests in the Parent Entities. Accordingly, we have not historically recorded, and following this offering do not anticipate that we will record, compensation expense (positive or negative) in respect of our founders’ indirect ownership of carried interest.

(2)	This amount represents our 401(k) matching contribution.

(3)	Mr. Nachtwey’s employment with us ended in the fourth quarter of 2010. Mr. Youngkin served as our interim principal financial officer from October 2010 until Ms. Friedman became our principal financial officer effective on March 28, 2011.

(4)	This amount includes a lump-sum payment of $1,135,500 pursuant to our contractual arrangements with Mr. Nachtwey and $6,125 representing our 401(k) matching contribution.

(5)	The amount of compensation expense that would have been recorded on an accrual basis in respect of direct carried interest allocations to Mr. Youngkin for 2010 was $27,709,970. Mr. Youngkin originally received ownership interests in partnerships holding such carried interests at the inception of various carry funds, which generally have a life of 10 years. Mr. Youngkin would forfeit a portion of this accrued amount if he ceases to provide services to us for any reason. This amount does not reflect actual cash carried interest distributions to Mr. Youngkin during such period. For financial statement reporting purposes, compensation expense is equal to the sum of the carried interest distributions during the year and the change in the value of carried interest during the year related to unrealized investments. Such expense could also turn negative in the event of a reduction of previously accrued allocation of carried interest due to negative adjustments in the fair value of fund investments. The ultimate amount of actual carried interest that may be realized and received by our named executive officers may be more or less than the amounts indicated and is unknown at this time. The amount in the table also includes $6,125 representing our 401(k) matching contribution.

(6)	The amount of compensation expense that would have been recorded on an accrual basis in respect of direct carried interest allocations to Mr. Ferguson for 2010 was $3,922,014. Mr. Ferguson originally received ownership interests in partnerships holding such carried interests at the inception of various carry funds, which generally have a life of 10 years. Mr. Ferguson would forfeit a portion of this accrued amount if he ceases to provide services to us for any reason. This amount does not reflect actual cash carried interest distributions to Mr. Ferguson during such period. For financial statement reporting purposes, compensation expense is equal to the sum of the carried interest distributions during the year and the change in the value of carried interest during the year related to unrealized investments. Such expense could also turn negative in the event of a reduction of previously accrued allocation of carried interest due to negative adjustments in the fair value of fund investments. The ultimate amount of actual carried interest that may be realized and received by our named executive officers may be more or less than the amounts indicated and is unknown at this time. The amount in the table also includes $6,125 representing our 401(k) matching contribution.

Please see “Cash Distribution Policy” for information regarding cash distributions by the Parent Entities to each of our named executive officers in respect of their equity interests in our firm.

Grants of Plan-Based Awards in 2010

There were no grants of plan-based awards to our named executive officers in the fiscal year ended December 31, 2010.

Outstanding Equity Awards at 2010 Fiscal-Year End

Our named executive officers had no outstanding equity awards as of December 31, 2010.

Option Exercises and Stock Vested in 2010

Our named executive officers had no option exercises or stock vested during the year ended December 31, 2010.

Pension Benefits for 2010

We provided no pension benefits during the year ended December 31, 2010.

Nonqualified Deferred Compensation for 2010

We provided no defined contribution plan for the deferral of compensation on a basis that is not tax-qualified during the year ended December 31, 2010.

Potential Payments Upon Termination or Change in Control

Our named executive officers are not entitled to any additional payments or benefits upon termination of employment, upon a change in control of our company or upon retirement, death or disability.

The following description relates to certain compensation arrangements with Ms. Friedman, who will be a named executive officer for 2011. If at any time before March 28, 2013 Ms. Friedman’s employment is terminated by her for Good Reason and we could not have terminated her for Cause or her employment is terminated by us without Cause, Ms. Friedman will be entitled to a cash severance in an amount equal to (x) the unpaid portion of her annual base salary from the termination date through March 28, 2013, (y) the difference between the bonuses guaranteed to Ms. Friedman and bonuses paid to her and (z) if terminated without Cause within 18 months of March 28, 2011, $2,500,000 unless there has been a vesting date of our shares listed on a stock exchange; provided, however, that the aggregate amount of severance payable will be in no event less than 25% of her annual base salary. If at any time on or after March 28, 2013, Ms. Friedman’s employment is terminated by her for Good Reason and we could not have terminated her for Cause or her employment is terminated by us without Cause, we will pay severance to Ms. Friedman in an amount equal to 25% of her annual base salary. If Ms. Friedman’s employment is terminated other than by her for Good Reason or by us for any reason with 30 days notice, she is entitled to accrued but unpaid salary through the effective date of such termination. For the purpose of the employment agreement with Ms. Friedman, “Good Reason” includes (1) a material breach of the employment agreement by us or (2) a significant, sustained reduction in or adverse modification of the nature and scope of Ms. Friedman’s authority, duties and privileges, in each case only if such Good Reason has not been corrected or cured by us within 30 days after we have received written notice from Ms. Friedman of her intent to terminate her employment for Good Reason; and “Cause” includes (1) gross negligence or willful misconduct in the performance of the duties required of Ms. Friedman under the employment agreement; (2) willful conduct that Ms. Friedman knows is materially injurious to us or any of our affiliates; (3) breach of any material provision of the employment agreement; (4) Ms. Friedman’s conviction of any felony or Ms. Friedman entering into a plea bargain or settlement admitting guilt for any felony; (5) Ms. Friedman’s being the subject of any order by the Securities and Exchange Commission for any securities violation or; (6) Ms. Friedman’s discussing our fundraising efforts or any fund vehicle that has not had a final closing of commitments with any member of the press.

Ms. Friedman is subject to a covenant not to disclose our confidential information at any time and may not discuss our fundraising efforts or the name of any fund that has not had a final closing with any member of the press. Ms. Friedman is also subject to covenants not to compete with us and not to solicit our employees or customers during her employment term and for six months following termination of her employment for any reason without our prior written consent. She is also subject to a covenant not to breach any confidentiality agreements or non-solicitation agreements with any former employer. We have no liability in the event that Ms. Friedman’s provision of services to us violates any non-compete provision she had with her former employer.

Founders’ Non-Competition and Non-Solicitation Agreements

In February 2001, we entered into non-competition agreements with each of our founders in connection with the investment in our firm by CalPERS. The following is a description of the material terms of the non-competition agreements, the terms of which are substantially identical for each of our founders.

Non-Competition.  Each founder agreed that during the period he is a controlling partner (as defined in the non-competition agreement) and for the period of three years thereafter (the “Restricted Period”), he will not engage in any business or activity that is competitive with our business.

Non-Solicitation of Carlyle Employees.  Each founder agreed that during the Restricted Period he will not solicit any of our employees, or employees of our subsidiaries, to leave their employment with us or otherwise terminate or cease or materially modify their relationship with us, or employ or engage any such employee.

Non-Solicitation of Clients.  In addition, during the Restricted Period each founder will not solicit any of the investors of the funds we advise to invest in any funds or activities that are competitive with our businesses.

Confidentiality.  During the Restricted Period, each founder is required to protect and only use “proprietary information” that relates to our business in accordance with strict restrictions placed by us on its use and disclosure. Each founder agreed that during the Restricted Period he will not disclose any of the proprietary information, except (1) as required by his duties on behalf of Carlyle or with our consent, or (2) as required by virtue of subpoena, court or governmental agency order or as otherwise required by law or (3) to a court, mediator or arbitrator in connection with any dispute between such founder and us.

Investment Activities.  During the Restricted Period, each founder has agreed that he will not pursue or otherwise seek to develop any investment opportunities under active consideration by Carlyle.

Specific Performance.  In the case of any breach of the non-competition, non-solicitation, confidentiality and investment activity limitation provisions, each founder agrees that we will be entitled to seek equitable relief in the form of specific performance and injunctive relief.

Employment Agreement with Ms. Friedman

We have entered into an employment agreement with Ms. Friedman pursuant to which she serves as our chief financial officer. The employment term is indefinite and lasts until Ms. Friedman’s employment is terminated pursuant to the terms of the employment agreement.

Ms. Friedman is currently entitled to receive an annual base salary of $275,000 which may be increased from time to time by us. For calendar years 2011 and 2012, Ms. Friedman is entitled to a guaranteed bonus of $1,725,000. For calendar years following 2012, she will be paid bonuses at our discretion. The provisions of Ms. Friedman’s employment agreement pertaining to termination of employment and covenants to which she is subject are described above under “— Potential Payments Upon Termination or Change in Control.”